July 19, 2024

Robert Lisicki
Chief Executive Officer
Zura Bio Ltd
1489 W. Warm Springs Rd. #110
Henderson, NV 89014

        Re: Zura Bio Ltd
            Schedule TO-I filed July 12, 2024
            File No. 005-92696
Dear Robert Lisicki:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your registration statement on
Form S-4.

Schedule TO-I filed July 12, 2024; Prospectus/Offer to Exchange
General

1. Since this exchange offer commenced upon filing of the registration statement, the statement on the cover page that the Prospectus/Offer to Exchange is "subject to completion" and "preliminary" is inapplicable. Please revise accordingly. Refer to
       Telephone Interpretation I.E.2 in the July 2001 supplement to our "Manual of Publicly
       Available Telephone Interpretations."
2. Refer to the following disclosure on the cover of your Prospectus/Offer to Exchange and elsewhere: "We may withdraw the Offer and Consent Solicitation only if the conditions to the Offer and Consent Solicitation are not satisfied or waived prior to the Expiration Date or if we have determined, in our sole discretion, to terminate the Offer and Consent
       Solicitation." (emphasis added) Reserving the right to cancel or terminate the Offer and
       Consent Solicitation even if all offer conditions have been satisfied raises concerns that
 July 19, 2024
Page 2

       this is an illusory offer in violation of the prohibition on manipulative tender offer practices under Section 14(e) of the Exchange Act. Please revise.
3. Refer to the following disclosure on the cover of your Prospectus/Offer to Exchange and elsewhere: "We reserve the right to redeem any of the IPO warrants, as applicable, pursuant to their current terms at any time, including prior to the completion of the Offer and Consent Solicitation..." Please provide your legal analysis addressing how IPO warrants may be redeemed either during the Offer and Consent Solicitation or within 10 business days after the Expiration Date. Refer to Exchange Act Rule 13e-4(f)(6) and Rule
       14e-5.
4. In Item 12 of the Schedule TO, please replace the reference to "Form of Letter of
       Transmittal and Consent" with "Letter of Transmittal and Consent." Summary, page 1

5. Refer to the following disclosure on page 5: "The Offer is not conditioned upon the receipt of a minimum number of tendered IPO warrants. However, the
Consent
       Solicitation is conditioned upon receiving the consent of holders of at least a majority of the outstanding public warrants and a majority of the private placement warrants (which is the minimum threshold required to amend the Warrant Agreement)." We also note the following language on page 2 of the Letter of Transmittal and Consent:
"Holders of IPO
       warrants may not consent to the Warrant Amendment without tendering IPO warrants in the Offer and holders may not tender such IPO warrants without consenting to the
       Warrant Amendment." If holders of IPO warrants are unable to provide consents without tendering their IPO warrants, it is unclear how you could receive the consent of holders of a majority of the outstanding public warrants without also receiving tenders of those IPO warrants. Please advise or revise the disclosure on page 5 and throughout accordingly.
6. Where a filing person elects to incorporate by reference the information required by Item
       1010(a) of Regulation M-A, all of the summarized financial information required by Item
       1010(c) must be disclosed in the document furnished to securityholders. See Instruction 6 to Item 10 of Schedule TO and Telephone Interpretation I.H.7 in the July 2001
       supplement to our "Manual of Publicly Available Telephone
Interpretations."
       Please revise the Prospectus/Offer to Exchange to include such information.
Conditions to the Offer and Consent Solicitation, page 65

7. We note your statement on page 66 that "[t]he determination by us as to whether any condition has been satisfied shall be conclusive and binding on all parties." Please revise this and similar statements throughout your materials (such as on pages 70 and 71 and throughout the Letter of Transmittal and Consent) to remove the implication that holders may not challenge your determinations and interpretations in a court of competent jurisdiction.
8. The conditions described in the second and third bullets in this section appear to be redundant. Please revise your disclosure to clarify how these two conditions differ from each other.

       Further, we note the use of the term "threatened" in both conditions. A tender offer may be conditioned on a variety of events and circumstances provided that they are not within
 July 19, 2024
Page 3

        the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Refer to Question 101.01 of the Tender Offer Rules and Schedules Compliance
        and Disclosure Interpretations (March 17, 2023). Please revise so that the conditions are objectively determinable.
9. Please refer to the fourth bullet on page 65, which states that the Company may assert an offer condition triggered by "a significant worsening of the ongoing COVID-19 pandemic, an outbreak of a pandemic or contagious disease other than COVID-19, or a commencement or significant worsening of a war or armed hostilities or other national or international calamity, including, but not limited to, catastrophic terrorist attacks against the United States or its citizens, which, in our reasonable judgment, is or may be materially adverse to us or otherwise makes it inadvisable for us to proceed with the Offer and Consent Solicitation." To avoid rendering the offer illusory, all offer conditions must be objectively determinable and outside the control of the bidder. To enable securityholders to determine whether this condition has been "triggered," please revise to:
            provide further descriptive detail about what could constitute a significant worsening of the COVID pandemic, and
            narrow or qualify the meaning of "commencement or significant worsening of a war or armed hostilities or other national or international calamity." Market Information, Dividends, and Related Shareholder Matters, page 73

10. Please state the high and low sales prices for the IPO warrants for each quarter during the past two years. Refer to Item 1002(c) of Regulation M-A.
11. Please disclose the itemized fees and expenses incurred in making the Offer and Consent
        Solicitation. Refer to Item 9 of Schedule TO and Item 1009(a) of Regulation M-A.
Incorporation of Certain Information By Reference, page 97

12. We refer to your disclosure in the last paragraph on page 97 and note that you attempt to incorporate by reference into the offer document all filings made while your offer is pending. While Form S-4 appears to allow "forward incorporation" by reference,
        Schedule TO does not specifically permit it. Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO. To the extent that additional filings are made, you must amend the Schedule TO to specifically incorporate them by reference.
        Please confirm your understanding in your response letter.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Brian Soares at 202-551-3690 or Tina Chalk at (202) 551-
3263.



                                                             Sincerely,

                                                             Division of
Corporation Finance
 July 19, 2024
Page 4

                Office of Mergers & Acquisitions